August 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Edwin Kim, Staff Attorney

Re:	Siyata Mobile Inc.

Registration Statement on Form F-1, as amended.

File No. 333-281218

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Dominari Securities LLC, as sole placement agent on a best efforts basis in an offering pursuant to the Registration Statement on Form F-1 (File No. 333-281218) (the “Registration Statement”), hereby joins Siyata Mobile Inc., (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause to become effective on August 13, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sichenzia Ross Ference Carmel LLP, request by telephone that such Registration Statement be declared effective.

Very truly yours,

Spartan Capital Securities, LLC

By:	/s/ Kim Monchik
Name:	Kim Monchik
Title:	Chief Administrative Officer